Exhibit 5.1

[Letterhead of Hogan Lovells US LLP]

September 4, 2015

Board of Directors

Reliance Steel & Aluminum Co.
350 South Grand Avenue, Suite 5100
Los Angeles, California 90071

Ladies and Gentlemen:

We are acting as counsel to Reliance Steel & Aluminum Co., a Delaware corporation (the “Company”), in connection with its Post-Effective Amendment No. 1 (the “Amendment”) to Registration Statements on Form S-8 (File Nos. 333- 204295, 333-202783, 333-147226 and 333-136290 and, collectively, the “Registration Statements”) previously filed by Reliance Steel & Aluminum Co., a California corporation (“Reliance California”).  The Amendment is being filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), for the purpose of updating the Registration Statements following the Company’s reincorporation in the State of Delaware from the State of California (the “Reincorporation”).

By filing the Amendment, the Company is expressly adopting the Registration Statements as its own registration statements.  In accordance with Rule 414 promulgated under the Act, the Company is deemed the successor issuer to Reliance California.  As a result, the Company will assume from Reliance California: (i) the Reliance Steel & Aluminum Co. Directors Equity Plan; (ii) the Reliance Steel & Aluminum Co. Employee Stock Ownership Plan; (iii) the Reliance Steel & Aluminum Co. Master 401(k) Plan; (iv) the Precision Strip Retirement and Savings Plan; and (v) the Reliance Steel & Aluminum Co. Amended and Restated Stock Option and Restricted Stock Plan (collectively, the “Plans”).  This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Amendment.

For purposes of this opinion letter, we have examined copies of such agreements, instruments and documents as we have deemed an appropriate basis on which to render the opinions hereinafter expressed.  In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including telecopies).  As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on.  This opinion letter is given, and all statements herein are made, in the context of the foregoing.

Board of Directors Reliance Steel & Aluminum Co.	- 2 -	September 3, 2015

This opinion letter is based as to matters of law solely on the Delaware General Corporation Law, as amended. We express no opinion herein as to any other laws, statutes, ordinances, rules, or regulations.

Based upon, subject to and limited by the foregoing, we are of the opinion that following (i) effectiveness of the Amendment, (ii) issuance of shares of common stock of the Company pursuant to the terms of the Plans and the award agreements thereunder, and (iii) receipt by the Company of the consideration for the shares specified in the applicable resolutions of the Board of Directors or a duly authorized committee thereof and in the Plan and the award agreements thereunder, the shares of common stock so issued will be validly issued, fully paid, and nonassessable.

This opinion letter has been prepared for use in connection with the Amendment.  We assume no obligation to advise you of any changes in the foregoing subsequent to the effective date of the Amendment.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Amendment.  In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

/s/ HOGAN LOVELLS US LLP

HOGAN LOVELLS US LLP